Exhibit 99.1

Momo Inc. Responds to Short Seller Report

BEIJING, CHINA, June 28, 2018 — Momo Inc. (“Momo” or the “Company”) (NASDAQ: MOMO), a leading mobile social networking platform in China, today has issued the following statement in response to allegations made in a report by Spruce Point Capital Management, LLC.

The Company has been made aware of and carefully reviewed the short seller report published by Spruce Point Capital Management LLC, on June 27, 2018. Based upon this review and evaluation, the Company believes that the report contains numerous errors, unsubstantiated statements and misleading conclusions and interpretations regarding events relating to the Company.

The Company notes that it remains committed to maintaining high standards of corporate governance, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the United States Securities and Exchange Commission and the NASDAQ Global Select Market.

Safe Harbor Statement

This press release contains forward-looking statements, including forward-looking statements about the report, including statements therein. Momo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks related to our ability to execute our goals, strategies and future business development, a decline in the growth of mobile social networking platforms in China, a decline in the demand for our services, the size of our user base and level of user engagement, competition in our industry, technological challenges, changes in relevant government policies and regulations and other risks included in Momo’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 26, 2018 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Momo assumes no obligation to update such information, except as required under applicable law.

About Momo Inc.

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation that was founded in 2015. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

Contact:

Investor Relations

Momo Inc.

Phone: +86 10 5731-0538

Email: ir@immomo.com